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                             January 3, 2024

       Fareed Aljawhari
       Chief Executive Officer
       Micropolis Holding Company
       Warehouse 1, Dar Alkhaleej Building
       Dubai Production City, Dubai, UAE

                                                        Re: Micropolis Holding
Company
                                                            Registration
Statement on Form F-1
                                                            Filed December 22,
2023
                                                            File No. 333-276231

       Dear Fareed Aljawhari:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed December 22, 2023

       Summary Financial Information, page 14

   1. We note from your response to comment 8, that you have removed the US Dollar amounts from the December 31,
2022 financial information. Please also remove the US Dollar translation amounts
related to the six months ended June 30, 2022. A convenience translation may be
presented only for the most recent fiscal year and any subsequent interim period.
       Our Major Suppliers, page 81

   2. We note your revisions in response to comment 15. Please revise to reinsert the identity of
                                                        Supplier A and please
explain why Siemens Industry Software has been removed from the table.
 Fareed Aljawhari
FirstName
Micropolis LastNameFareed Aljawhari
            Holding Company
Comapany
January    NameMicropolis Holding Company
        3, 2024
January
Page 2 3, 2024 Page 2
FirstName LastName
Compensation, page 97

3. Please update your compensation disclosure as of fiscal year ended December 31, 2023.
Financial Statements
Index to Combined Financial Statements, page F-1

4. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2 to Item 8.A.4, please file the necessary representations as an exhibit to the registration statement.
5. We note that you include the interim unaudited financial statements for the six months ended June 30, 2023 alongside the audited financial statements for the years ended
         December 31, 2022 and 2021. Additionally, the notes to the financial statements relate to both the interim period ended June 30, 2023 and the audited periods ended December 31,
         2022 and 2021. In light of the fact that the interim amounts are unaudited, please revise to separately present the interim statements and notes to the financial statements.
Balance Sheet, page F-3

6. We note your response to comment 18. You indicate that you removed the relevant statement that the financial statements were authorized for issue on April 26, 2023. Please revise or tell us where you have disclosed the date when the financial statements were authorized for issue and who gave that authorization. Refer to paragraph 17 of IAS 10.
Statements of Comprehensive Income, page F-4

7. We note your response to comment 19 and your revised disclosures on page F-4 and F-25.
         Please revise your disclosure pursuant to paragraph 70 of IAS 33 to include but not limited to the amounts used as the numerators and the weighted average number of ordinary shares used as the denominators in calculating basic and diluted earnings per share for all periods presented. We note your revision to Note 22 to present new issuances of your ordinary shares which happened after the reporting date of the financial statements. Please tell us what consideration you gave to paragraph 64 of IAS 33 regarding retrospective adjustments.
Exhibits

8. Please refile your exhibits in the proper text-searchable format. Please refer to Item 301 of
         Regulation S-T.
 Fareed Aljawhari
FirstName
Micropolis LastNameFareed Aljawhari
            Holding Company
Comapany
January    NameMicropolis Holding Company
        3, 2024
January
Page 3 3, 2024 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ernest Greene at 202-551-3733 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Lawrence Venick